UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street

Toronto, Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Exhibits 5.1, 5.2, 5.3, 23.1, 23.2, 23.3, 23.4 and 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the joint Registration Statement of Thomson Reuters Corporation, TR Finance LLC, Thomson Reuters Applications Inc., Thomson Reuters (Tax & Accounting) Inc. and West Publishing Corporation on Form F-10 and Form F-3 (File Nos. 333-285907, 333-285927, 333-285927-01, 333-285927-02 and 333-285927-03).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Jennifer Ruddick
Name: Jennifer Ruddick
Title: Deputy Company Secretary

Date: September 17, 2026

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Torys LLP, dated September 17, 2026
5.2	Opinion of Fredrikson & Byron, P.A.
5.3	Opinion of Morgan, Lewis & Bockius LLP
23.1	Consent of Torys LLP (included in Exhibit 5.1)
23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.2)
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.3)
23.4	Consent of Blake, Cassels & Graydon LLP
99.1

Sixth Supplemental Indenture, dated as of September  17, 2026, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee